      As filed with the Securities and Exchange Commission on July 17, 2002
                           Registration No. 333-83340


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 4 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                               SONIC FOUNDRY, INC.

             (Exact Name of Registrant as specified in its charter)

        Maryland                                       39-1783372
(State of Incorporation)                   (I.R.S. Employer Identification No.)

                               1617 Sherman Avenue
                                Madison, WI 53704
                                 (608) 256-3133

   (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)

                                RIMAS BUINEVICIUS
                      Chairman and Chief Executive Officer
                               1617 Sherman Avenue
                                Madison, WI 53704
                                 (608) 256-3133

    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                          Frederick H. Kopko, Jr., Esq.
                                 McBreen & Kopko
                          20 N. Wacker Dr., Suite 2520
                                Chicago, IL 60606

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [_] ____________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------
                                                            Proposed            Proposed
Title of Each Class of                                      Maximum             Maximum
Securities to be                        Amount to           Offering            Aggregate
Registered                                 be               Per Price           Offering                 Amount of
                                        Registered          Share (1)           Price (1)             Registration Fee
---------------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value                105,485            $2.39           $   252,109                $   23.19

---------------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value,             3,635,204            $2.39           $ 8,688,138                $  799.30
underlying
notes (2)

---------------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value,             1,163,270            $2.39           $ 2,780,215                $  255.77
underlying Warrants (3)

---------------------------------------------------------------------------------------------------------------------
Total                                    4,903,959                            $11,720,462                $1,078.26
---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low sales price, as reported on the NASDAQ National Market, on February 21, 2002.

(2) Represents the number of shares of common stock issuable upon conversion of certain subordinated indebtedness.

(3) Represents the number of shares of common stock issuable upon exercise of certain warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS

                               SONIC FOUNDRY, INC.

4,903,959 Shares of Common Stock, Par Value $.01 per Share

This prospectus is part of a registration statement that covers 4,903,959 shares of our Common Stock (the "Shares"), consisting of (i) 3,635,204 Shares that may be issued upon the conversion, in full or in part, of $7.125 million in 10% convertible subordinated debt we issued in January and February, 2002, including 727,041 shares reserved for potential anti-dilution adjustments, if necessary;
(ii) 1,163,270 Shares issuable upon exercise of certain warrants related to the convertible debt; and (iii) 105,485 Shares that we have issued to Carnegie Mellon University as a license fee payment. These Shares may be offered and sold from time to time by certain of our stockholders (the "Selling Stockholders"). We will not receive any of the proceeds from the sale of the Shares.

The Selling Stockholders may sell the Shares from time to time on the Nasdaq National Market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. See "Plan of Distribution." Each Selling Stockholder has advised us that no sale or distribution other than as disclosed herein will be effected until after this Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. Selling commissions, brokerage fees, any applicable stock transfer taxes and any fees and disbursements of counsel to the Selling Stockholders are payable individually by the Selling Stockholders.

Our Common Stock is quoted on the Nasdaq National Market under the symbol "SOFO". On July 15, 2002, the closing price of the Common Stock was $1.29 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 17, 2002

                       WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024 Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Sonic Foundry, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

                      INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC in the future and incorporate by reference will automatically update and may supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the sale of all the shares covered by this prospectus.

- Our Quarterly Reports on Form 10-Q for our first and second fiscal quarters ended December 31, 2001 and March 31, 2002;

-    Our Annual Report on Form 10-K/A for the fiscal year ended September 30,
     2001,

- Our Current Reports on Form 8-K filed on October 30, 2001, January 31, 2002 and February 15, 2002 and our current reports on Form 8-K/A filed on June 19, 2000, November 13, 2000 and December 21, 2001.

- All of our filings pursuant to the Exchange Act after the date of the filing of the initial registration statement and prior to the effectiveness of the registration statement; and

- The description of our common stock contained in our Exchange Act Registration Statement on Form 8-A, filed on April 20, 2000.

You may request free copies of these filings by writing or telephoning us at the following address: Investor Relations, 1617 Sherman Avenue, Madison, Wisconsin 53704, Telephone (608) 256-3133.

                           FORWARD-LOOKING INFORMATION

This prospectus contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify these forward-looking statements by our use of the words "believes", "anticipates", "plans", "expects", "may", "will", "would", "intends", "estimates" and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading "Risk Factors", that we believe could cause our actual results to differ materially from the forward-looking statements that we make. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. We do not assume any obligation to update any forward-looking statement we make.

                             SUMMARY OF THE BUSINESS

Company Overview

Sonic Foundry(R), Inc. was founded in 1991, incorporated in Wisconsin in March 1994 and merged into a Maryland corporation of the same name in October 1996. We conduct our business through Sonic Foundry, Inc. and three subsidiaries: Sonic Foundry Media Services, Inc., International Image Services, Inc. d/b/a Sonic Foundry Media Services and Sonic Foundry Media Systems, Inc. f/k/a Sonic Foundry Systems Group, Inc., which was created as the result of an acquisition completed in October 2001. Our executive offices are located at 1617 Sherman Avenue, Madison, Wisconsin, 53704 and our telephone number is (608) 256-3133. Our corporate website is http://www.sonicfoundry.com.

Our Media Software division writes software code and develops software solutions for the creation, manipulation, and delivery of digital media. Sonic Foundry software includes the ACID(TM) line of products for digital music creation, the Sound Forge(R) line of products for digital audio editing, Vegas(R) Audio for digital audio creation and editing, Vegas(R) Video and VideoFactory(TM) for digital video editing and "Loops For ACID", which are CD compilations of digital audio for use with ACID.

Our Media Services division incorporates our existing technology and audio and video signal processing algorithms, including proprietary automation tools. Primary services include translating analog or digital tapes, CDs, films and other audio and video media into various compression and Internet streaming file formats, including multiple compression rates. Add-on services involve cleaning or filtering recordings for improved quality. In addition, we provide technical services to the television program distribution market, including preprocessing algorithms and technologies used for standards conversions (such as NTSC broadcast format to PAL broadcast format and vise versa) as well as improving analog to digital conversions.

Our Media Systems division was formed on October 15, 2001, when our wholly owned subsidiary, Sonic Foundry Media Systems, Inc. acquired the assets and assumed certain liabilities of MediaSite, Inc MediaSite derived its core technology from a Carnegie Mellon University research effort funded by government agencies and private corporations. Using MediaSite's technology (hereafter, the "Media Systems technology "), we provide software solutions for the indexing, searching and retrieving of digital media assets such as pictures, text, audio and video clips, as well as solutions for automating publishing, managing and accessing digital media.

                                  RISK FACTORS

THE OVERALL ECONOMIC PROBLEMS IN THE TECHNOLOGY INDUSTRY HAVE WEAKENED OUR ABILITY TO RAISE CAPITAL AND ACHIEVE PROFITABLE OPERATIONS.

     The technology industry has been in a severe economic recession since mid-2000. Among other things, spending in the technology sector has shrunk, and stock prices have dropped precipitously. This has impacted us in many ways, including, most significantly, a drop in the demand for our products and services and a steep plunge in the market price of our common stock. In response, we have made significant cuts in our work force and in other areas, incurring a restructuring charge of $3.8 million in December 2000 and $1.2 million in September 2001. The technology industry in general, and our company in particular, has still not recovered from the economic recession. We lost $50.3 million in the first two quarters of fiscal 2002, including the cumulative effect of a change in accounting principle, and we may continue to lose money for the foreseeable future. In addition, because of the extreme weakness in the price of our common stock, our access to capital markets has been severely restricted. Although we believe we have sufficient cash for at least the next twelve months, we cannot continue in business indefinitely without achieving a profit or generating cash from operations.

OUR EVOLVING MIX OF BUSINESS MAKES IT DIFFICULT TO EVALUATE OUR COMPANY.

     We were incorporated in 1994 and became a public company in 1998. For the first several years of our existence, we focused exclusively on selling software products. In fiscal 2000, we began, primarily through acquisitions, to focus on our media services group. In October 2001, we purchased MediaSite, Inc., thereby adding a third business segment - media systems - to our company. Due to our evolving business mix, an investor will have limited insight into trends that may emerge and affect our business. In addition, the revenue and income potential of the media systems business is unproven.

WE MAY CONTINUE TO INCUR NET LOSSES.

     We have incurred significant losses since our inception, $49.9 million in 2001; $34.9 million in 2000; $6.0 million in 1999; and $0.6 million in 1998, and we may never become profitable. As of March 31, 2002, we had an accumulated deficit of $142.5 million.

     We anticipate achieving breakeven during fiscal year 2003. However, we will continue to incur losses through fiscal year 2003 if:

        . The investors in our $7,125,000 offering of convertible subordinated debt do not convert their notes into common stock, requiring continued amortization of debt discount.
              Due to the economics of the transaction, we do not expect any substantial conversion until our stock reaches approximately $2.45; it currently trades at approximately $1.50;

        .     We are unable to continue to grow our revenues; or

        .     We increase our expenses above their current level.

IF OUR INVESTORS DO NOT CONVERT THEIR NOTES, WE WILL NEED TO RAISE ADDITIONAL WORKING CAPITAL.

     Our recent cash shortfall was approximately $300,000 per month. Based on our current cash situation, we anticipate having sufficient working capital for at least the next twelve months. However, this forecast depends upon a sufficient number of investors converting their notes. If they fail to do so, we will need to obtain additional funds by the early part of next fiscal year to be able to make principal and interest payments on the notes. If no investors convert, these payments will be $330,000 per month, which will require us to raise additional funds. If we cannot do so, we may be required to curtail or scale back our operations.

WE MAY NOT EARN REVENUES SUFFICIENT TO REMAIN IN BUSINESS.

     Our ability to become profitable depends on whether we can sell our products, services and systems for more than it costs to produce and support them. Our future sales also need to provide sufficient margin to support our ongoing operating activities. The success of our revenue model will depend upon many factors including:

        . The extent to which consumers and businesses use our products, services and systems;

        . Our ability to introduce new digital media services and applications;

        .     Our success in adapting to changes in the marketplace; and

        . Our ability to upgrade and enhance our technologies to accommodate expanded digital media service and application offerings.

     Because of the recession in the technology market, the early stage of our media systems business segment, and the evolving nature of our business, we cannot predict whether our revenue model will prove to be viable, whether demand for our products, services and systems will materialize at the prices we expect to charge, or whether current or future pricing levels will be sustainable.

WE MUST CONTINUALLY DEVELOP NEW PRODUCTS, SERVICES AND SYSTEMS WHICH APPEAL TO OUR CUSTOMERS.

     Our products, services and systems are subject to rapid obsolescence and our future success will depend upon our ability to develop new products, services and systems that meet changing customer and marketplace requirements. There is no assurance that we will be able to successfully:

           .  Identify new product, service and system opportunities; or

           . Develop and introduce new products, services and systems to market in a timely manner.

         Even if we are able to identify new opportunities, our working capital constraints limit our ability to pursue them. If we are unable to identify and develop and introduce new products, services and systems on a timely basis, demand for our products, services and systems will decline.

         We must identify and develop markets for our products, services and systems. A suitable market for our products, services and systems may not develop or, if it does develop, it may take years for the market to become large enough to support significant business opportunities. Even if we are able to successfully identify, develop, and introduce new products, services and systems, there is no assurance that a suitable market for these products, services and systems will materialize. The following factors could affect the success of our products, services and systems and our ability to address sustainable markets:

           . The failure of our business plan to accurately predict the types of products, services and systems the future marketplace will demand;

           . Our limited working capital may not allow us to commit the resources required to adequately support the introduction of new products, services and systems;

           . The failure of our business plan to accurately predict the estimated sales cycle, price and acceptance of our products, services and systems; or

           . The development by others of products, services and systems that makes our products, services and systems noncompetitive or obsolete.

COMMERCIAL FAILURE OF INTERNET-BASED BUSINESSES COULD REDUCE DEMAND FOR OUR DIGITAL MEDIA SERVICES AND SYSTEMS.

         The substantial proportion of customers for our digital media services have been Internet-based businesses and we expect that in the future, a majority of our customers will be these types of businesses.

         Our business prospects and revenues would be harmed by the commercial failure or diminished commercial prospects of these or like customers. In addition, if such customers have difficulty raising additional capital to fund their operations, our business prospects and revenues would be harmed.

THERE IS A LOT OF COMPETITION IN THE MARKET FOR DIGITAL MEDIA SYSTEMS AND SERVICES, WHICH COULD LOWER THE DEMAND FOR OUR SYSTEMS AND SERVICES.

         The market for digital media services and systems is relatively new, and we face competition from in-house digital services by potential customers, other vendors that provide outsourced digital media services and other companies that directly provide digital media applications. If we do not compete effectively or if we experience reduced market share from increased competition, our business will be harmed. In addition, the more successful we are in the emerging market for Internet media services and systems, the more competitors are likely to emerge including turnkey Internet media application and service providers; streaming media platform developers; digital music infrastructure providers; digital media applications service providers (including for digital musical subscription) and video post production houses.

         The presence of these competitors could reduce the demand for our systems and services, and we may not have the financial resources to compete successfully.

OUR MEDIA SERVICES AND SYSTEMS BUSINESS MODEL IS UNPROVEN, MAKING IT DIFFICULT TO FORECAST OUR REVENUES AND OPERATING RESULTS.

         Our services and systems business model is based on the premise that digital media content providers and developers will outsource a large percentage of their digital service and content management needs. Our potential customers may rely on internal resources for these needs. In addition, technological advances may render an outsourced solution unnecessary, particularly as new media content is created in a digital format. Market acceptance of our services may depend in part on reductions in the cost of our services so that we may offer a more cost effective solution than both our competitors and our customers doing the work internally. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures and may not lead to improved gross margins. In order to remain competitive, we expect to reduce the cost of our services through design and engineering changes. We may not be successful in reducing the costs of providing our services.

THE TECHNOLOGY UNDERLYING OUR PRODUCTS, SERVICES AND SYSTEMS IS COMPLEX AND MAY CONTAIN UNKNOWN DEFECTS THAT COULD HARM OUR REPUTATION, RESULT IN PRODUCT LIABILITY OR DECREASE MARKET ACCEPTANCE OF OUR PRODUCTS, SERVICES AND SYSTEMS.

         The technology underlying our digital media products, services and systems is complex and includes software that is internally developed and software licensed from third parties. These software products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover software defects that affect our current or new services and applications or enhancements until after they are sold. Furthermore, because our digital media services and systems are designed to work in conjunction with various platforms and applications, we are susceptible to errors or defects in third-party applications that can result in a lower quality product for our customers. Any defects in our products, services and systems could:

              .    Damage our reputation;

              . Cause our customers to initiate product liability suits against us;

              .    Increase our product development resources;

              .    Cause us to lose sales; and

              . Delay market acceptance of our digital media services and systems.

         We do not possess product liability insurance, and our errors and omissions coverage is not likely to be sufficient to cover our complete liability exposure.

WE RELY ON STRATEGIC RELATIONSHIPS TO PROMOTE OUR SERVICES AND PRODUCTS; IF WE FAIL TO MAINTAIN OR ENHANCE THESE RELATIONSHIPS, OUR ABILITY TO SERVE OUR CUSTOMERS AND DEVELOP NEW SERVICES AND APPLICATIONS COULD BE HARMED.

         Our business depends, in part, upon relationships that we have with strategic partners such as MicroSoft, RealNetworks, Sony, Carnegie Mellon University and Fraunhofer Institute. We rely, in party, on strategic relationships to help us:

              . Maximize the acceptance of our products by customers through distribution arrangements;

              . Increase the amount and availability of compelling media content on the Internet to help boost demand for our products and services;

              .    Increase awareness of our Sonic Foundry and MediaSite brands;
                   and

              . Increase the performance and utility of our products and services.

         We would be unable to realize many of these goals without the cooperation of these partners. We anticipate that the efforts of our strategic partners will become more important as the availability and use of multimedia content on the Internet increases. For example, we may become more reliant on strategic partners to provide more secure and easy-to-use electronic commerce solutions and build out the necessary infrastructure for media delivery. Due to the evolving nature of the Internet media infrastructure market, we will need to develop additional relationships to adapt to changing technologies and standards and to work with newly emerging companies with whom we do not have pre-existing relationships. The loss of our existing strategic relationships, the inability to find other strategic partners or the failure of our existing relationships to achieve meaningful positive results could make it difficult to strengthen our technology development and to increase the adoption of our products and services.

IN OUR SOFTWARE SEGMENT, WE RELY UPON DISTRIBUTORS TO INCREASE OUR MARKET PENETRATION SO THE LOSS OF ONE OR MORE DISTRIBUTORS, OR THE
RETURN BY THE DISTRIBUTORS OF A LARGE AMOUNT OF OUR PRODUCT, WOULD HARM OUR
SALES.

         We have contracts with Navarre Corporation, and other U.S. companies, that distribute our software products to various computer resellers, value-added resellers, catalog distributors and smaller retail outlets. Navarre Corporation accounted for 14% of total revenues and 24% of software revenues for fiscal 2001. Our contract with Navarre requires us to accept the return of any of our products that it does not sell and to credit it for the value of these products. It also provides Navarre with protection for the value of their inventory in the event that we lower our prices. If these distributors fail to continue to carry our products, return large quantities of our products to us, or competitive pressures require us to lower the prices of the products that we supply to them, our business will suffer.

WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS FOR A SIGNIFICANT PROPORTION OF OUR REVENUES SO THE LOSS OF, OR DELAY IN PAYMENT FROM, ONE OR A SMALL NUMBER OF CUSTOMERS COULD HARM OUR SALES.

         A limited number of customers have accounted for a majority of our revenues in our media services segment and will continue to do so for the foreseeable future. During the year ended September 31, 2001, two of our customers in that segment accounted for approximately 23% of our media services revenue. We believe that a small number of customers will likely continue to account for a significant percentage of our media services revenues for the foreseeable future. Due to high revenue concentration among a limited number of customers, the cancellation, reduction or delay of a large customer order or our failure to timely complete or deliver a project during a given quarter will reduce revenues for the quarter. In addition, if any customer fails to pay amounts it owes us, or if we lose a key customer, our sales will suffer.

DUE TO OUR LICENSE AGREEMENT WITH CARNEGIE MELLON UNIVERSITY, WE MAY FACE COMPETITION IN OUR PUBLISHER(TM) PRODUCT AND WE MAY LOSE THE ABILITY TO SELL THAT PRODUCT IN THE FUTURE.

         Our Publisher(TM) product is based in part on licensed technology from Carnegie Mellon. As part of the MediaSite transaction we acquired a nonexclusive license to use certain technology in that product and have recently negotiated an exclusive license as to certain competitors. Because the exclusivity is limited to a defined list of competitors, a risk exists that Carnegie Mellon could license the technology to another party that is not currently a named competitor, but could become competitive with us. Moreover, if the License Agreement were to terminate before the underlying patents expired, we would lose the ability to sell the products covered by the License Agreement.

WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS.

         Our inability to protect our proprietary rights, and the costs of doing so, could harm our business. Our success and ability to compete partly depends on the superiority, uniqueness or value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of trademark, patent, copyright and trade secret laws, confidentiality agreements with our employees and third parties and "shrink wrap" licenses. Recently, we have undertaken additional efforts to identify which of our proprietary processes and algorithms may be patentable, and we currently have several patent applications pending with the U.S. Patent and Trademark Office. If patents are not issued as a result of any of these applications, or if we cannot afford to enforce them, other parties may infringe on our proprietary rights.

         Despite our efforts to protect our proprietary rights, unauthorized parties may copy or infringe aspects of our technology, products, services or trademarks, or obtain and use information we regard as proprietary. In addition, others may independently develop technologies that are similar or superior to ours, which could reduce the value of our intellectual property.

         Companies in the computer industry have frequently resorted to litigation regarding intellectual property rights. We may have to litigate to enforce our intellectual property rights or to determine the validity and scope of other parties' proprietary rights.

         We face the risk that our customers might not have all necessary ownership or license rights in the content for us to perform our encoding services. Any alleged liability could harm our business by damaging our reputation, requiring us to incur legal costs in defense, and exposing us to awards of damages and costs and diverting management's attention.

         Because we host audio and video content on Web sites for customers and provide services related to digital media content, we face potential liability or alleged liability for negligence, infringement of copyright, patent, or trademark rights, defamation, indecency and other claims based on the nature and content of the materials we host.

         Third parties may claim infringement by us with respect to past, current, or future technologies. If a third party's claim of intellectual property right infringement were to prevail, we could be forced to pay damages, comply with injunctions, or halt distribution of our products while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms. We could also be subject to claims for indemnification resulting from infringement claims made against our customers and strategic partners, which could increase our defense costs and potential damages. In addition, we have agreed to indemnify certain distributors and original equipment manufacturers, or OEMs, for infringement claims of other parties. If these other parties sue the distributors or OEMs, we may be responsible for defending the lawsuit and for paying any judgment that may result.



         WE MAY BE UNABLE TO RETAIN TECHNOLOGY LICENSED OR OBTAINED FROM THIRD PARTIES AND STRATEGIC PARTNERS.


         We rely upon licenses from third parties and strategic partners for some of our technologies. These companies that license the technologies to us may decide to discontinue the licenses at any time. If they do so, our business may suffer



WE MAY BE UNABLE TO OBTAIN THE EXPECTED BENEFITS OF OUR RECENT ACQUISITIONS.



         Our acquisition of certain assets of MediaSite, Inc., which was completed in October 2001, will require devoting our resources to setting up a new media systems segment. In addition, in February 2002, we acquired certain assets of Digital Savant, Inc.



         We may not be able to successfully assimilate the personnel, technology, operations and customers of these acquisitions into our business. In addition, we may fail to achieve the anticipated synergy from these acquisitions, including product, systems and software development, and other operational synergies. The integration process of these businesses may further strain our existing financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from our core business objectives.


         In addition, it is possible that an unforeseen liability may arise from our acquisition of these companies and result in a claim against us.



OUR REVENUES FROM OUR FOREIGN CUSTOMERS ARE SUBJECT TO ADDITIONAL RISKS ARISING FROM FOREIGN OPERATIONS.



         We maintain a media services facility in Toronto, Canada, which provides services primarily to Canadian and other international customers and we distribute our software products in approximately 30 countries through 30 international distributors. Net revenues from international customers accounted for 11% of total net revenues for the six-month period ended March 31, 2002.



         We are subject to the normal risks of doing business internationally. These risks include:

            .  Unexpected changes in laws or regulatory requirements.

            .  Political instability.

            .  Export and import restrictions.

            . Actions by third parties such as discount pricing and business techniques unique to foreign countries.

            .  Tariffs and trade barriers and limitations on fund transfers.

            . Longer payment cycles and problems in collecting accounts receivable.

            .  Potential adverse tax consequences.

            .  Exchange rate fluctuations.

            . Economic conditions including inflation, high tariffs, or wage and price controls.

            . Increased risk of piracy and limits on our ability to enforce our intellectual property rights.



WE MAY BE SUBJECT TO ASSESSMENT OF SALES AND OTHER TAXES FOR THE SALE OF OUR PRODUCTS, LICENSE OF TECHNOLOGY OR PROVISION OF SERVICES.



         We may have to pay past sales or other taxes that we have not collected from our customers. We do not currently collect sales or other taxes on the sale of our products, license of technology or provision of services in states and countries other than Wisconsin. The federal Internet Tax Freedom Act, passed in 1998, imposes a three-year moratorium on discriminatory sales taxes on electronic commerce, which was recently extended for 2 additional years. We cannot assure you that this moratorium will be re-extended. Further, foreign countries or, following the moratorium, one or more states, may seek to impose sales or other tax obligations on companies that engage in such activities within their jurisdictions. Our business would suffer if one or more states or any foreign country were able to require us to collect sales or other taxes from current or past sales of products, licenses of technology or provision of services, particularly because we would be unable to go back to customers to collect sales taxes for past sales and may have to pay such taxes out of our own funds.



THE CONCENTRATION OF OWNERSHIP BY OUR AFFILIATED STOCKHOLDERS MAY DELAY OR PREVENT ANY MERGER OR TAKEOVER OF THE COMPANY, WHICH MAY LIMIT THE AMOUNT OF PREMIUM A STOCKHOLDER WOULD OTHERWISE OBTAIN ON HIS COMMON STOCK.



         Certain of our existing stockholders have significant influence over our management and affairs, which they could exercise against your best interests. As of March 30, 2002, our officers and directors, together with entities that may be deemed affiliates of or related to such persons or entities, beneficially owned over 30% of our outstanding common stock. As a result, these stockholders, acting together, may be able to influence significantly our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Accordingly, this concentration of ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation involving us, or discouraging a potential acquiror from making a tender offer for our shares. This concentration of ownership could also adversely affect our stock's market price or lessen any premium over market price that an acquiror might otherwise pay.



PROVISIONS OF OUR CHARTER DOCUMENTS AND MARYLAND LAW COULD ALSO DISCOURAGE AN ACQUISITION OF OUR COMPANY THAT WOULD BENEFIT OUR STOCKHOLDERS.



     Provisions of our articles of incorporation and by-laws may make it more difficult for a third party to acquire control of our company, even if a change in control would benefit our stockholders. Our articles authorize our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Furthermore, our articles of incorporation provide for classified voting, which means that our stockholders may vote upon the retention of only one or two of our six directors each year. Moreover, Maryland corporate law restricts certain business combination transactions with "interested stockholders."



AN INVESTMENT IN OUR COMMON STOCK IS RISKY BECAUSE THE PRICE OF OUR STOCK HAS BEEN VOLATILE AND WE COULD BE DELISTED FROM THE NASDAQ NATIONAL MARKET.



         Our common stock price, like that of many companies in the Internet industry, has been and may continue to be extremely volatile, and there is a risk we could be delisted from the Nasdaq National Market. The market price of our common stock has declined significantly in recent months, and we expect that it will continue to be subject to significant fluctuations as a result of variations in our quarterly operating results and volatility in the financial markets. Although our stock never traded below $1.00, it has traded at the $1.00 level within the last year. If our stock drops below $1.00 per share and continues to trade at that level for 30 consecutive business days, we may receive notice from the Nasdaq National Market that we need to comply with the requirements for continued listing on the Nasdaq National Market within 90 calendar days from such notification or be delisted. If our stock is delisted from the Nasdaq National Market, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock. Additionally, our stock may be subject to "penny stock" regulations. If our common stock were subject to "penny stock" regulations, which apply to certain equity securities not traded on the Nasdaq National Market which have a market price of less than $5.00 per share, subject to limited exceptions, additional disclosure would be required by broker-dealers in connection with any trades involving such penny stock.



EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS AND EXERCISE OF OUTSTANDING CONVERTIBLE NOTES, WILL RESULT IN FURTHER DILUTION.



         The issuance of shares of common stock upon the exercise of our outstanding options and warrants and the conversion of outstanding convertible notes, will result in dilution to the interests of our stockholders, and may reduce the trading price and market for our common stock.




         As of March 31, 2002, we had outstanding options and warrants to acquire 8,802,116 shares of common stock, 3,688,151 of which are subject to future vesting. Included in the foregoing are 6,114,620 options which have been granted under our 1995 Employee Stock Option Plan, our 1999 Non-Qualified Stock Option Plan and our Non-Employee Director Stock Option Plan, 2,426,469 of which are immediately exercisable. Also, being registered with this prospectus are 3,635,204 shares which may be acquired upon conversion of the convertible subordinated notes, and 1,163,270 shares which may be acquired upon exercise of warrants.



     To the extent that these stock options or warrants are exercised or notes are converted, the dilution to the interests of our stockholders and you as an investor will likely occur. Additional options and warrants may be issued in the future at prices not less than 85% of the fair market value of the underlying security on the date of grant. Exercise of these options or warrants, conversion of the notes, or even the potential of their exercise or conversion may have an adverse effect on the trading price and market for our common stock. The holders of our options or our warrants are likely to exercise them, and the holders of our notes are more likely to convert them, at times when the market price of the common stock exceeds the exercise price of the securities. Accordingly, the issuance of shares of common stock upon exercise of the options, warrants, or conversion of the notes will likely result in dilution of the equity represented by the then outstanding shares of common stock held by other stockholders. Holders of our options, warrants, or convertible notes can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to us than the exercise or conversion terms provided by these options, warrants or convertible notes.



SUBSTANTIAL SALES OF OUR COMMON STOCK COULD LOWER OUR STOCK PRICE.



Sales of a substantial number of shares of common stock in the public market, including 3,574,601 shares issued to the former stockholders of MediaSite, Inc., which we are in the process of registering, or the perception that these sales may occur, could adversely affect the market price of the common stock by potentially introducing a large number of sellers of our common stock into a market in which the common stock price is already volatile, thus driving the common stock price down. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities.



                            SELECTED FINANCIAL DATA

Effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill is no longer amortized but reviewed for impairment annually, or more frequently if certain indicators arise. The Company is required to complete the initial step of a transitional impairment test within six months of adoption of SFAS No. 142. During the first quarter of 2002 the Company retained an outside valuation firm to assit in the completion of the transitional impairment test. It was determined that the remaining goodwill of the media services reporting unit associated with the acquisitions of STV and International Image was entirely impaired, which resulted in a $44,732,000 charge reflected as a cumulative effect of changes in accounting principle.

Subsequent impairment charges for MediaSite or other acquisitions, if any, will be reflected as an operating expense in the income statement. Had the Company been accounting for its goodwill under SFAS No. 142 for all periods presented, the Company's net income and earnings per share would have been as follows:

                                                                                     Six months ended
                                               Years Ended September 30,                March 31,
(in thousands, except per share data)      --------------------------------      ----------------------
                                              2001        2000       1999           2002         2001
                                           ---------   ---------   --------      ---------     --------
Reported net loss                          $ (49,860)  $ (34,922)  $ (5,997)     $ (50,262)   $ (29,950)
Add back cumulative effect of changes
in accounting principle                        -           -           -            44,732        -
Add back goodwill amortization                27,478      14,300       -             -           14,027
                                           ---------   ---------   --------      ---------    ---------
Adjusted net loss                          $ (22,382)  $ (20,622)  $ (5,997)     $  (5,530)   $ (15,923)
                                           =========   =========   ========      =========    =========

Basic and diluted - net loss per share
Reported net loss per share                $   (2.25)  $   (1.89)  $  (1.06)     $   (1.92)   $   (1.36)
Cumulative effect of changes in
accounting principle                           -           -           -              1.71        -
Goodwill amortization                           1.24         .77       -             -              .64
                                           ---------   ---------   --------      ---------    ---------
Adjusted net loss per share                $   (1.01)  $   (1.12)  $  (1.06)     $    (.21)   $    (.72)
                                           =========   =========   ========      =========    =========

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders; all proceeds will go to the Selling Stockholders.

             MARKET FOR COMMON EQUITY, DIVIDEND POLICY, AND RELATED
                              STOCKHOLDER MATTERS

Our common stock was traded on the American Stock Exchange under the symbol "SFO" since our initial public offering in April of 1998 until April 21, 2000. On April 24, 2000, our common stock began trading on the Nasdaq National Market under the symbol "SOFO".

The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the American Stock Exchange or the NASDAQ National Market. Price per share data and share data set forth below and otherwise in this prospectus reflect a two-for-one stock split distributed to stockholders of record on April 7, 2000.


                                                            High         Low
                                                         ---------    ---------
Fiscal Year Ended September 30, 1999
  First Quarter .................................           7.44         2.69
  Second Quarter ................................           5.44         3.35
  Third Quarter .................................          10.38         5.07
  Fourth Quarter ................................           6.13         3.94

Fiscal Year Ended September 30, 2000
  First Quarter .................................          12.75         4.25
  Second Quarter ................................          64.97        11.34
  Third Quarter .................................          49.63         9.38
  Fourth Quarter ................................          20.81         5.75

Year Ended September 30, 2001
  First Quarter .................................           8.31         1.09
  Second Quarter ................................           6.00         1.25
  Third Quarter .................................           2.59         1.13
  Fourth Quarter ................................           2.40         1.10

Fiscal Year Ending September 30, 2002
  First Quarter .................................           4.44         1.00
  Second Quarter ................................           3.27         2.04
  Third Quarter .................................           2.57         1.14
  Fourth Quarter (through July 15, 2002) ........           1.40         1.01


The last traded price on July 15, 2002 for our common stock was $1.29. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

The Company has not paid any cash dividends and does not intend to pay any cash dividends in the foreseeable future.


At July 16, 2002 there were 374 common stockholders of record. Many shares are held by brokers and other institutions on behalf of stockholders and are therefore not included in these numbers.

                              SELLING STOCKHOLDERS

In January and February 2002, we closed on a $7,125,000 offering of convertible subordinated debt with several investors (the "Investors"), which were primarily institutional investors (the "Note Offering"). The promissory notes issued (the "Notes") bear interest at 10% per annum and mature (if not converted) in monthly installments commencing on August 1, 2002. The aggregate amount of such monthly installments for all the Notes is $330,000 with a final installment in the aggregate amount of $1,181,000 due on the maturity date of February 1, 2004.

The Notes may be converted into shares of our common stock, in whole or in part, at any time. The conversion price is $2.45 per share, subject, however to adjustment. The conversion price will be adjusted in the following circumstances: (a) in the event we declare a stock dividend or stock split or combine our shares of common stock; or (b) in the event we issue 500,000 or more shares (the "New Shares") at a price per share that is lower than both $2.00 per share and the Investors' then-current conversion price (the lower of the two, the "Base Price"), in which case the Investors' conversion price will be reduced to a price equal to the Base Price less 50% of the difference between the Base Price and the price per share at which the New Shares are issued.

The Investors also received warrants to purchase shares of common stock at a strike price of $2.94.

We have also issued 105,485 shares to Carnegie Mellon University ("CMU"), which are not related to the Note Offering. The Shares issued to CMU relate to an obligation the Company assumed, as part of the MediaSite transaction, for past due royalties owned by MediaSite.

This Prospectus covers the 3,635,204 shares that may become issuable upon conversion of the Notes, the 1,163,270 shares to become issuable upon exercise of the warrants issued to the Investors and 105,485 Shares that were issued to CMU.

The following table sets forth certain information as of July 16, 2002 with respect to the Selling Stockholders.

Pursuant to the instruments governing the Note Offering, we agreed to file a registration statement covering the shares of our common stock underlying the Notes and Warrants, along with an additional 25% of the total shares issuable upon conversion of the Notes at the current conversion price.

----------------------------------------------------------------------------------------------------------------------
BENEFICIAL OWNERS                                            NUMBER OF SHARES     NUMBER OF         NUMBER OF SHARES
                                                             OF COMMON STOCK      SHARES OF         OF COMMON STOCK
                                                             BENEFICIALLY OWNED   COMMON STOCK      BENEFICIALLY
                                                             PRIOR TO OFFERING    INCLUDED IN       OWNED AFTER
                                                                                  OFFERING          OFFERING (1)
----------------------------------------------------------------------------------------------------------------------
PURCHASERS IN THE OFFERING

----------------------------------------------------------------------------------------------------------------------
Omicron Partners, L.P. (2)                                   2,285,714 (3)     2,693,878 (4)                  0
----------------------------------------------------------------------------------------------------------------------
Deephaven Private Placement Trading, Ltd. (5)                  428,572 (6)       505,103 (7)                  0
----------------------------------------------------------------------------------------------------------------------
Gryphon Master Fund, L.P. (8)                                  428,572 (9)       505,103 (10)                 0
----------------------------------------------------------------------------------------------------------------------
Quantico Partners, L.P. (11)                                   214,286 (12)      252,551 (13)                 0
----------------------------------------------------------------------------------------------------------------------
Langley Partners, L.P. (14)                                    214,286 (15)      252,551 (16)                 0
----------------------------------------------------------------------------------------------------------------------
OTATO Limited Partnership (17)                                 285,732 (18)      336,753 (19)                 0
----------------------------------------------------------------------------------------------------------------------
AIG DKR Soundshore Private Investors Holding Fund LTD. (20)    142,841 (21)      168,351 (22)                 0
----------------------------------------------------------------------------------------------------------------------
John Feith                                                     107,143 (23)       67,347 (24)            50,000
----------------------------------------------------------------------------------------------------------------------
Herber H. Hertner                                               14,286 (25)       16,837 (26)                 0
----------------------------------------------------------------------------------------------------------------------
COMMON STOCKHOLDERS

----------------------------------------------------------------------------------------------------------------------
Carnegie Mellon University                                     112,084           105,485                  6,599
----------------------------------------------------------------------------------------------------------------------

(1) Assumes all stock registered hereby is sold in the Offering. Following the Offering, no selling stockholder will beneficially own more than 1% of our total common stock outstanding.

(2) Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as subadvisor to this selling stockholder, a Bahamas limited partnership, Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital and Grove Management Limited ("Grove") is the general partner of this selling stockholder. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by this selling stockholder and Grove may be deemed to share voting and dispositive power over the shares of our common stock owned by this selling stockholder. Omicron Capital, OCI and Grove disclaim beneficial ownership of such shares of our common stock. As of June 21, 2002, Mr. Olivier H. Morali, an officer of OCI, and Mr. Bruce Bernstein, an employee of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by this selling stockholder. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by this selling stockholder. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by this selling stockholder, as those terms are used for purposes of Regulation 13D-G of the Securities Exchange Act of 1934. This selling stockholder and Grove are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls this selling stockholder and Grove.

(3) Consists of 1,632,653 shares into which the principal portion of the Note is currently convertible, and 653,061 shares which may be issued upon exercise of the Warrant. Does not include additional shares which may be acquired upon conversion of any unpaid accrued interest due on the Note.

(4) Consists of 1,632,653 shares into which the Note is currently convertible, an additional 408,164 shares which may be issued upon the anti-dilution provisions set forth in the Note and 653,061 shares which may be issued upon exercise of the Warrant.

(5) Bruce Lieberman is the Director of Deephaven Private Placement Trading Ltd. By reason of such relationship, Mr. Lieberman may be deemed to share voting and dispositive power over the shares of our common stock owned by this selling stockholder. Mr. Lieberman disclaims beneficial ownership of such shares of our common stock. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by this selling stockholder, as those terms are used for purposes of Regulation 13D-G of the Securities Exchange Act of 1934. This selling stockholder and Mr. Lieberman are not "Affiliates" of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls this selling stockholder or Mr. Lieberman.

(6) Consists of 306,122 shares into which the principal portion of the Note is currently convertible and 122,450 shares which may be issued upon exercise of the Warrant. Does not include additional shares which may be acquired upon conversion of any unpaid accrued interest due on the Note.

(7) Consists of 306,122 shares into which the Note is currently convertible, an additional 76,531 shares which may be issued upon the anti-dilution provisions set forth in the Note and 122,450 shares which may be issued upon exercise of the Warrant.

(8) Edwin B. Lyon is the Authorized Agent of Gryphon Master Fund, L.P. By reason of such relationship, Mr. Lyon may be deemed to share voting and dispositive power over the shares of our common stock owned by this selling stockholder. Mr. Lyon disclaims beneficial ownership of such shares of our common stock. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by this selling stockholder, as those terms are used for purposes of Regulation 13D-G of the Securities Exchange Act of 1934. This selling stockholder and Mr. Lyon are not "affiliates" of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls this selling stockholder or Mr. Lyon.

(9) Consists of 306,122 shares into which the principal portion of the Note is currently convertible and 122,450 shares which may be issued upon exercise of the Warrant. Does not include additional shares which may be acquired upon conversion of any unpaid accrued interest due on the Note.

(10) Consists of 306,122 shares into which the Note is currently convertible, an additional 76,531 shares which may be issued upon the anti-dilution provisions set forth in the Note and 122,450 shares which may be issued upon exercise of the Warrant.

(11) Langley Capital LLC is the general partner of this selling stockholder, and Jeffrey Thorp is the Managing Member of Langley Capital LLC. By reason of such relationships, Langley Capital LLC and Jeffrey Thorp may be deemed to share voting and dispositive power over the shares of our common stock owned by this selling stockholder. Langley Capital LLC and Jeffrey Thorp disclaim beneficial ownership of such shares of our common stock. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by this selling stockholder, as those terms are used for purposes of Regulation 13D-G of the Securities Exchange Act of 1934. This selling stockholder, Langley Capital LLC and Jeffrey Thorp are not affiliates of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls this selling stockholder, Langley Capital LLC and Jeffrey Thorp.

(12) Consists of 153,061 shares into which the principal portion of the Note is currently convertible and 61,225 shares which may be issued upon exercise of the Warrant. Does not include additional shares which may be acquired upon conversion of any unpaid accrued interest due on the Note.

(13) Consists of 153,061 shares into which the Note is currently convertible, an additional 38,265 shares which may be issued upon the anti-dilution provisions set forth in the Note and 61,225 shares which may be issued upon exercise of the Warrant.

(14) Langley Capital LLC is the general partner of this selling stockholder, and Jeffrey Thorp is the Managing Member of Langley Capital LLC. By reason of such relationships, Langley Capital LLC and Jeffrey Thorp may be deemed to share voting and dispositive power over the shares of our common stock owned by this selling stockholder. Langley Capital LLC and Jeffrey Thorp disclaim beneficial ownership of such shares of our common stock. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by this selling stockholder, as those terms are used for purposes of Regulation 13D-G of the Securities Exchange Act of 1934. This selling stockholder, Langley Capital LLC and Jeffrey Thorp are not affiliates of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls this selling stockholder, Langley Capital LLC and Jeffrey Thorp.

(15) Consists of 153,061 shares into which the principal portion of the Note is currently convertible and 61,225 shares which may be issued upon exercise of the Warrant. Does not include additional shares which may be acquired upon conversion of any unpaid accrued interest due on the Note.

(16) Consists of 153,061 shares into which the Note is currently convertible, an additional 38,265 shares which may be issued upon the anti-dilution provisions set forth in the Note and 61,225 shares which may be issued upon exercise of the Warrant.

(17) OTA Grand Cayman, Inc., a Delaware corporation ("OTAGC"), is the general partner of this selling stockholder, a Grand Cayman limited partnership. By reason of such relationship, OTAGC may be deemed to share voting and dispositive power over the shares of our common stock beneficially owned by this selling stockholder. OTAGC disclaims beneficial ownership of such shares of our common stock. As of June 21, 2002, Messrs. Frederick Berdon and Paul Masters, registered representatives of a registered broker-dealer at which this selling stockholder maintains a brokerage account, have discretionary authority to trade the shares of our common stock owned by this selling stockholder and sold through such account. By reason of such discretionary authority, Messrs. Berdon and Masters may be deemed to share dispositive power over the shares of our common stock owned by this selling stockholder. Messrs. Berdon and Masters disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to require this selling stockholder to maintain a brokerage account with such registered broker-dealer or to require this selling stockholder to continue to provide such person discretionary trading authority over the shares or such account. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by this selling stockholder, as those terms are used for purposes of Regulation 13D-G of the Securities Exchange Act of 1934. This selling stockholder and OTAGC are not "affiliates", as that term is used for purposes of the Securities Exchange Act of 1934, of any other person named in this prospectus as a selling stockholder. No other person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls this selling stockholder or OTAGC.

(18) Consists of 204,082 shares into which the principal portion of the Note is currently convertible and 81,650 shares which may be acquired upon exercise of the Warrant. Does not include additional shares which may be acquired upon conversion of any unpaid accrued interest due on the Note.

(19) Consists of 204,082 shares into which the Note is currently convertible, an additional 51,021 shares which may be issued upon the anti-dilution provisions set forth in the Note and 81,650 shares which may be acquired upon exercise of the Warrant.

(20) Pursuant to the Investment Management Agreement, investment authority for AIG DKR SoundShore Holdings Ltd., AIG DKR SoundShore Opportunity Holding Fund Ltd., AIG DKR SoundShore Strategic Holding Fund Ltd. and AIG DKR SoundShore Private Investors Holding Fund Ltd. (the "Funds") have been delegated to DKR Management Company Inc., a corporation organized in March 1994 under the laws of the State of Delaware, United States (the "Investment Manager").

The Investment Manager has entered into an advisory services agreement with Basso Securities Ltd. ("Basso" or the "Portfolio Manager"), pursuant to which Basso has agreed to provide portfolio management services to the Funds. As the Portfolio Manager, Basso is given authority and responsibility for directing the investment and reinvestment of the Fund's assets allocated to it, subject to the supervision of the Investment Manager. Howard I. Fischer is the President of Basso. DKR Management Company Inc. and Basso Securities Ltd. disclaim beneficial ownership.

By reason of such relationships, the Investment Advisor, the Portfolio Manager and Mr. Fischer may be deemed to share dispositive power over the shares of our common stock beneficially owned by this stockholder. The Investment Advisor, the Portfolio Manager and Mr. Fischer disclaim beneficial ownership of such shares of our common stock. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by this selling stockholder, as those terms are used for purposes of Regulation 13D-G of the Securities Exchange Act of 1934. This selling stockholder, the Investment Advisor, the Portfolio Manager and Mr. Fischer are not "affiliates" as that term is used for purposes of the Securities Exchange Act of 1934, of any other person named in this prospectus as a selling stockholder. No other person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls this selling stockholder, the Investment Advisor, the Portfolio Manager or Mr. Fischer.

(21) Consists of 102,041 shares into which the principal portion of the Note is currently convertible and 40,800 shares which may be acquired upon exercise of the Warrant. Does not include additional shares which may be acquired upon conversion of any unpaid accrued interest due on the Note.

(22) Consists of 102,041 shares into which the Note is currently convertible, an additional 25,510 shares which may be issued upon the anti-dilution provisions set forth in the Note and 40,800 shares which may be acquired upon exercise of the Warrant.

(23) Consists of 50,000 shares owned, 40,816 shares into which the Note is currently convertible, and 16,327 shares which may be acquired upon exercise of the Warrant.

(24) Consists of 40,816 shares into which the Note is currently convertible, an additional 10,204 shares which may be issued upon the anti-dilution provisions set forth in the Note and 16,327 shares which may be acquired upon exercise of the Warrant.
(25) Consists of 10,204 shares into which the Note is currently convertible, and 4,082 shares which may be acquired upon exercise of the Warrant.
(26) Consists of 10,204 shares into which the Note is currently convertible, an additional 2,551 shares which may be issued upon the anti-dilution provisions set forth in the Note and 4,082 shares which may be acquired upon exercise of the Warrant.



                              PLAN OF DISTRIBUTION

Resales of the Shares by the Selling Stockholders may be made on the Nasdaq National Market, in the over-the-counter market, in private transactions, or in a combination of such methods of sale. The Shares will be offered for sale on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Selling Stockholders may effect such transactions by selling some or all of the Shares through broker-dealers who may act solely as agent and or may acquire Shares as principal or in one or more underwritten offerings on a firm commitment or best efforts basis. Sales of shares may also be made pursuant to Rule 144 under the Securities Act of 1933, as amended. To the extent required under the Securities Act of 1933, as amended, the aggregate amount of Selling Stockholders' Shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Stockholder and/or purchasers of Selling Stockholders' Shares, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

From time to time one or more of the Selling Stockholders may transfer, pledge, donate or assign its Shares to lenders or others and each of those persons will be deemed to be a "Selling Stockholder" for purposes of this prospectus. The number of Shares beneficially owned by those Selling Stockholders who so transfer, pledge, donate or assign will decrease as and when they take such actions. The plan of distribution for Selling Stockholders' Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledges, donees or other successors will be deemed Selling Stockholders hereunder.

The Selling Stockholders may engage in short sales, including short sales against the box, puts and calls and other transactions in securities of the Company or derivatives of Company securities and may sell or deliver Shares in connection with these trades. A Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with such Selling Stockholder, including, without limitation, in connection with distributions of the Shares by such broker-dealers.

The Selling Stockholders may pledge their Shares to their brokers under the margin provisions of customer agreements. If a Selling Stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged Shares.

                                  LEGAL MATTERS

The legality of the issuance of the Shares offered in this prospectus will be passed upon for the Company by McBreen & Kopko, Chicago, Illinois. Frederick H. Kopko, Jr., a member of that firm and a director of the Company, beneficially owns 183,192 shares of our Common Stock and has options and warrants to purchase 200,000 shares of our Common Stock.

                                     EXPERTS

The financial statements of Sonic Foundry, Inc. included in its Annual Report (Form 10-K) for the year ended September 30, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                    INFORMATION CONTAINED ONLY IN PROSPECTUS

We have not authorized anyone to give information beyond what is set forth in this prospectus. Sales of the Shares described in this prospectus are not directed at anyone in any jurisdiction in which an offer or solicitation of such securities is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The information contained in this prospectus is correct as of the date of this prospectus. Neither delivery of this prospectus nor any sale made pursuant to this prospectus shall imply that the information contained in this prospectus is correct as of any time after the date of this prospectus.

                                Table of Contents

Where You Can Find More Information .....................................   2
Information Incorporated by Reference ...................................   2
Forward Looking Information .............................................   3
Summary of the Business .................................................   3
Risk Factors ............................................................   4
Use of Proceeds .........................................................  15
Market for Common Equity, Dividend Policy, and Related
Stockholder Matters .....................................................  15
Selling Stockholders ....................................................  16
Plan of Distribution ....................................................  21
Legal Matters ...........................................................  23
Experts .................................................................  23
Information Contained Only in Prospectus ................................  23

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the Selling Stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee .....................................      $ 1,078.26

Legal fees and expenses ..................................      $15,000.00

Accounting fees and expenses .............................      $10,000.00


Total ....................................................      $26,078.26
                                                                ==========


Item 15. Indemnification of Directors and Officers.

Our Articles of Incorporation limit the liability of our directors, in their capacity as directors but not in their capacity as officers, to the fullest extent permitted by the Maryland General Corporation Law, or MGCL. Accordingly, pursuant to the terms of the MGCL as presently in effect, we may indemnify any director unless it is established that:

- the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

- the director actually received an improper personal benefit in money, property or services;

- or in the case of any criminal proceeding, the directors had reasonable cause to believe that the act or omission was unlawful.

In addition, our Bylaws require us to indemnify each person who is or was, a director, officer, employee or agent of ours to the fullest extent permitted by the laws of the State of Maryland in the event he is involved in legal proceedings by reason of the fact that he is or was a director, officer, employee or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership or other enterprise. We may also advance to such persons expenses incurred in defending a proceeding to which indemnification might apply, upon terms and conditions, if any, deemed appropriate by the Board of Directors upon receipt of an undertaking by or on behalf of such director or officer to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified as authorized by the laws of the State of Maryland. In addition, we carry director and officer liability insurance

In connection with this offering, certain of the Selling Stockholders have agreed to indemnify us, our directors and officers and each such person who controls us, against any and all liability arising from inaccurate information provided to us by the Selling Stockholders and contained herein.

Item 16.  Exhibits

Exhibit Number   Description of Document
--------------   -----------------------

2.1(1) Purchase Agreement dated January 25, 2002 by and between Sonic Foundry, Inc. and Omicron Partners, L.P.

2.2(1)           Note - Exhibit A to Purchase Agreement.

2.3(1)           Warrant - Exhibit B to Purchase Agreement.

2.4(1)           Registration Rights Agreement - Exhibit C to Purchase
                 Agreement.

4.1(2)           Amended and Restated Articles of Incorporation (2).

4.2(2)           Amended and Restated By-Laws (2).

4.3(2)           Specimen Common Stock Certificate.

5.1(3) Opinion of McBreen & Kopko, regarding the legality of the securities.

23.1(3)          Consent of McBreen & Kopko (see Exhibit 5.1).

23.2             Consent of Ernst & Young LLP.

24.1             Power of Attorney (see page II-4).

99.1(4) Computer Software Distribution Agreement between Sonic Foundry, Inc. and Navarre Corporation effective as of September 3, 1998.

(1)  Incorporated by reference from Form 8-K, filed on January 31, 2002.
(2) Incorporated by reference from Registration Statement No. 333-46005 on Form SB-2 filed on February 10, 1998.
(3)  Incorporated by reference from Registration Statement No. 333-83340 on
     Form S-3 filed on February 25, 2002.
(4) Incorporated by reference from Amendment No. 2 to Registration Statement No. 333-83340 on Form S-3 filed May 30, 2002.

Item 17. Undertakings.

1. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that the undertakings set forth in paragraphs (1)(i) and
(1)(ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

3. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 4 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on July 17, 2002.

                                       SONIC FOUNDRY, INC.

                                       By:


                                       /s/ Rimas Buinevicius

                                       -----------------------------------------
                                       Rimas P. Buinevicius, Chairman, Chief
                                       Executive Officer and Director



                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rimas P. Buinevicius and Kenneth A. Minor, jointly and severally, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 4 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                      Title
Date

/s/ Rimas P. Buinevicius               Chief Executive Officer and Chairman

---------------------------
Rimas P. Buinevicius
July 17, 2002

/s/ Rimas P. Buinevicius*              President and Director

---------------------------
Monty R. Schmidt
July 17, 2002

/s/ Rimas P. Buinevicius*              Chief Technology Officer and Director

---------------------------
Curtis J. Palmer
July 17, 2002

/s/ Kenneth A. Minor                   Chief Financial Officer and Secretary

---------------------------
Kenneth A. Minor
July 17, 2002

/s/ Rimas P. Buinevicius*              Director

---------------------------
Frederick H. Kopko, Jr.
July 17, 2002

/s/ Rimas P. Buinevicius*              Director

---------------------------
Arnold B. Pollard
July 17, 2002

/s/ Rimas P. Buinevicius*              Director

---------------------------
David C. Kleinman
July 17, 2002

*Pursuant to Power of Attorney

                                  Exhibit Index

Exhibit Number   Description of Document
--------------   -----------------------

2.1(1) Purchase Agreement dated January 25, 2002 by and between Sonic Foundry, Inc. and Omicron Partners, L.P.

2.2(1)           Note - Exhibit A to Purchase Agreement.

2.3(1)           Warrant - Exhibit B to Purchase Agreement.

2.4(1)           Registration Rights Agreement - Exhibit C to Purchase
                 Agreement.

4.1(2)           Amended and Restated Articles of Incorporation (2).

4.2(2)           Amended and Restated By-Laws (2).

4.3(2)           Specimen Common Stock Certificate.

5.1(3) Opinion of McBreen & Kopko, regarding the legality of the securities.

23.1(3)          Consent of McBreen & Kopko (see Exhibit 5.1).

23.2             Consent of Ernst & Young LLP.


24.1             Power of Attorney (see page II-4).

99.1(4) Computer Software Distribution Agreement between Sonic Foundry, Inc. and Navarre Corporation effective as of September 3, 1998.

(1)      Incorporated by reference from Form 8-K, filed on January 31, 2002.
(2) Incorporated by reference from Registration Statement No. 333-46005 on Form SB-2 filed on February 10, 1998.
(3) Incorporated by reference from Registration Statement No. 333-83340 on Form S-3 filed on February 25, 2002.
(4) Incorporated by reference from Amendment No. 2 to Registration Statement No. 333-83340 on Form S-3 filed May 30, 2002.